Exhibit 21.1

SUBSIDIARIES OF
WESTERN REFINING LOGISTICS, LP

Subsidiary	State of Incorporation or Organization
Western Refining Pipeline, LLC	New Mexico
Western Refining Product Transport, LLC	Delaware
Western Refining Terminals, LLC	Delaware
Western Refining Wholesale, LLC	Delaware
WNRL Energy, LLC	Delaware
WNRL Energy GP, LLC	Delaware
WNRL Finance Corp.	Delaware